BROOKFIELD OFFICE PROPERTIES INC.,

as Issuer

to

BNY TRUST COMPANY OF CANADA,

as Trustee

SECOND SUPPLEMENTAL INDENTURE

Dated as of January 17, 2012

to

INDENTURE

Dated as of December 8, 2009

This Second Supplemental Indenture, dated as of the 17th day of January, 2012, between Brookfield Office Properties Inc., a corporation duly organized and existing under the laws of Canada (hereinafter called the “Company”) and BNY Trust Company of Canada, a trust company established under the laws of Canada, as trustee (hereinafter called the “Notes Trustee”).

WITNESSETH:

WHEREAS, the Company and The Bank of New York Mellon (the “Original Trustee”) entered into an Indenture, dated as of December 8, 2009 (together with any indentures supplemental thereto, excluding this Second Supplemental Indenture, the “Original Indenture”), pursuant to which one or more series of debt securities of the Company (the “Securities”) may be issued from time to time; and

WHEREAS, Section 301 of the Original Indenture permits the terms of any series of Securities to be established in an indenture supplemental to the Original Indenture; and

WHEREAS, Section 901 of the Original Indenture provides that a supplemental indenture may be entered into by the Company and a Trustee without the consent of any Holders of the Securities for certain purposes stated therein; and

WHEREAS, the Company, the Original Trustee and the Notes Trustee entered into a First Supplemental Indenture dated January 17, 2012, pursuant to which the Notes Trustee was made a Trustee under the Original Indenture and certain other amendments were made to the Original Indenture; and

WHEREAS, the Company has requested the Notes Trustee to join with it in the execution and delivery of this Second Supplemental Indenture in order to supplement the Original Indenture by, among other things, establishing certain terms of one series of Securities to be known as the Company’s “4.30% Senior Unsecured Notes due 2017” (the “Notes”), and adding certain provisions thereof for the benefit of the Holders of the Notes; and

WHEREAS, the Company has furnished the Notes Trustee with an Opinion of Counsel, an Officer’s Certificate, Board Resolutions and a duly authorized and executed Company Order dated Janaury 17, 2012 authorizing the execution of this Second Supplemental Indenture and the issuance of the Notes; and

WHEREAS, all things necessary to make this Second Supplemental Indenture a valid agreement of the Company and the Notes Trustee and a valid supplement to the Original Indenture have been done; and

WHEREAS, the foregoing recitals are made as representations and statements of fact by the Company and not the Notes Trustee.

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE for and in consideration of the premises and the purchase of the Notes to be issued hereunder by Holders thereof, the Company and the Notes Trustee mutually covenant and agree, for the equal and proportionate benefit of the Holders from time to time of the Notes, as follows:

ARTICLE I

DEFINITIONS

The Original Indenture together with this Second Supplemental Indenture is hereinafter sometimes collectively referred to as the “Indenture.” All capitalized terms which are used herein and not otherwise defined herein are defined in the Original Indenture and are used herein with the same meanings as in the Original Indenture.

For all purposes of this Second Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or the context otherwise requires:

“Aggregate Assets” of the Company as of any date means the total assets of the Company and its Subsidiaries, excluding goodwill and future income tax assets, determined on a consolidated basis plus accumulated amortization of deferred costs, determined in accordance with IFRS.

“Balance Sheet Date” has the meaning attributed to it in Section 303 hereof.

“BAM” means Brookfield Asset Management Inc.

“Below Investment Grade Rating Event” shall be deemed to have occurred on any day within the 60-day period (which shall be extended during an Extension Period) after the earlier of (a) the occurrence of a Change of Control, or (b) public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, if, in either case, the Notes are rated below an Investment Grade Rating by all of the Rating Agencies if there are fewer than three Rating Agencies or a majority of the Rating Agencies if there are three or more Rating Agencies. For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (A) the number of Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade during the initial 60-day period, and (B) the number of Rating Agencies that have downgraded the Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event, should one or more of the Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade subsequently downgrade the Notes to below an Investment Grade Rating. The Extension Period shall terminate when one of the Rating Agencies (if there are fewer than three Rating Agencies) or two of the Rating Agencies (if there are three or more Rating Agencies) have confirmed that the Notes are not subject to consideration for a possible downgrade, and have not downgraded the Notes, to below an Investment Grade Rating.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in either of Toronto, Ontario or New York, New York are authorized or obligated by law or executive order to close.

“Canada Yield Price” means a price equal to the price of the Notes (or the portion thereof to be redeemed) calculated to provide a yield to maturity, equal to the sum of the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the third Business Day preceding the Redemption Date, plus 75 basis points.

“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any person or group, other than to the Company or a Subsidiary of the Company, or (b) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than BAM and/or one or more Affiliates of BAM, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares.  For the purposes of this definition, “person” and “group” have the meanings used in Sections 13(d) and 14(d) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Consolidated Indebtedness” means as at any date the consolidated Indebtedness of the Company and its Subsidiaries as at such date determined, except as expressly provided in this Second Supplemental Indenture, in accordance with IFRS.

“DBRS” means DBRS Limited.

“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Finance Lease Obligation” means the obligation of a Person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a finance lease or a liability on a consolidated balance sheet of such Person in accordance with IFRS.

“Government of Canada Yield” means, on any date, with respect to any Notes, the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada bonds denominated in Canadian dollars would carry if issued in Canada at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to maturity of such Notes. The Government of Canada Yield will be the average (rounded to four decimal points) of the bid-side yields provided by the Investment Dealers in accordance with the terms of this Second Supplemental Indenture.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IIROC” means the Investment Industry Regulatory Organization of Canada.

“Indebtedness” means any indebtedness of the Company and its Subsidiaries (without duplication) (a) in respect of borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under IFRS), (b) evidenced by bonds, notes, debentures or similar instruments, (c) secured by any mortgage, pledge, lien, charge, encumbrance or security interest existing on property owned by the Company or any of its Subsidiaries, (d) consisting of letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property, (e) any Finance Lease Obligation, (f) any obligations of the type referred to in clauses (a) through (e) of another Person, the payment of which the Company and/or its Subsidiaries has guaranteed or for which the Company and/or its Subsidiaries is responsible or liable, and (g) every obligation that could not be considered as interest in accordance with IFRS under Interest Rate or Currency Protection Agreements of the Company or any of its Subsidiaries; provided that, for the purpose of clauses (a) through (g) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Company in accordance with IFRS. Obligations referred to in clauses (a) through (d) exclude trade accounts payable, distributions payable to shareholders, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of installment receipts (where such indebtedness has a term not in excess of 12 months), all of which will be deemed not to be Indebtedness for the purpose of this definition.

“Indebtedness Percentage” has the meaning attributed to it in Section 301 hereof.

“Interest Rate or Currency Protection Agreement” means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).

“Investment Dealers” means two investment dealers selected by the Company, who are independent of the Company and are each members of IIROC (or if IIROC shall cease to exist, such other independent investment dealer as the Company may select), which Investment Dealers shall be retained by and at the cost of the Company to determine the Government of Canada Yield. The two investment dealers shall be, unless the Company otherwise determines, CIBC World Markets Inc. and Scotia Capital Inc.

“Investment Grade Rating” means a rating equal to or higher than (a) “BBB-” (or the equivalent) by S&P, (b) “BBB(low)” (or the equivalent) by DBRS, and (c) in respect of any Rating Agency other than S&P or DBRS, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade.

“Rating Agencies” means, with respect to the Notes, (a) each of S&P, DBRS and any “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company that then rates the Notes, and (b) if any of the Rating Agencies cease to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement for such Rating Agency, or some or all of them, as the case may be, and “Rating Agency” means any one of them.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Subordinated Indebtedness” means Indebtedness of the Company and its Subsidiaries that is expressly subordinate in right of payment to the Notes.

“Subsidiary” of any specified Person means any other Person directly or indirectly controlled by such specified Person. For the purposes of this definition, “controlled by” means the power to direct the management and policies of a Person, directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise.

“Voting Stock” means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

“Wholly-Owned Subsidiary” means any corporation of which the Company, at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, owns 100% of the shares of Voting Stock.

ARTICLE II

STANDARD PROVISIONS; THE NOTES

Section 201.                      Creation of the Notes; Designation

In accordance with Section 301 of the Indenture, the Company hereby creates and establishes the Notes as a series of its Securities issued pursuant to the Indenture.  The Notes shall be and are hereby designated as the “4.30% Senior Unsecured Notes due 2017”.

Section 202.                      Form of the Notes

The Notes shall be represented by a fully-registered global note in book-entry form (a “Global Note”) which shall be deposited with, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”) and registered in the name of CDS & Co. The Notes shall be in the form of Exhibit I attached hereto. So long as CDS, or its nominee, is the registered owner of the Global Note, CDS or its nominee, as the case may be, shall be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Ownership of beneficial interests in the Global Note shall be shown on, and transfers thereof shall be effected only through, records maintained by CDS (with respect to beneficial interests of participants or Persons that hold interests through participants) or by participants or Persons that hold interest through participants (with respect to beneficial interests of beneficial owners). Beneficial interests in the Global Note will be held in denominations of C$1,000 and integral multiples thereof. The Global Note may be transferred, in whole and not in part, only to another nominee of CDS or to a successor of CDS or its nominee.

Section 203.                      Terms and Conditions of the Notes

The Notes shall be governed by all the terms and conditions of the Indenture, as supplemented by this Second Supplemental Indenture, and in particular, the following provisions shall be terms of the Notes:

(a)           Date of Payment of Principal

The principal of the Notes shall be payable on January 17, 2017.

(b)           Interest.

(A)                 The Notes shall bear interest at the rate of 4.30% per annum, calculated and payable semi-annually in arrears (where the amount of each semi-annual interest payment is determined by multiplying the outstanding principal balance of the Notes by 0.043/2); provided, that any principal and premium and any installment of interest which is overdue shall bear interest at the same rate (to the extent that the payment of such interest shall be legally enforceable).

(B)      Interest in respect of the Notes shall accrue from and including January 17, 2012 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for to but excluding the next Interest Payment Date.

(C)      The Interest Payment Dates on which interest shall be payable in respect of the Notes shall be January 17 and July 17 in each year, commencing July 17, 2012.

(D)                 The Regular Record Dates for interest in respect of the Notes shall be January 2 and July 2 (whether or not a Business Day) in respect of the interest payable on January 17 and July 17, respectively.

(c)           Payment of Principal and Interest

Settlement for the Notes shall be made in immediately available funds. All payments of principal and interest shall be made by the Company in immediately available funds. The Notes shall trade in the depository system of CDS until Maturity, and secondary market trading activity for the Notes shall settle in immediately available funds.

(d)           Optional Redemption

The Notes shall be redeemable at the election of the Company, in whole or in part, at any time on not less than 30 days’ and not more than 60 days’ prior notice at a Redemption Price equal to the greater of (A) the Canada Yield Price and (B) par, in each case together with accrued and unpaid interest thereon to the Redemption Date. Such accrued interest and the Redemption Price will be calculated on the basis of a 365-day year or 366-day year, as applicable. Unless the Company defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Notes or the portions thereof called for redemption.

(e)           Applicability of Defeasance or Covenant Defeasance

The provisions of Article 14 of the Original Indenture shall apply to the Notes.

(f)           Co-Obligor

(A)The Company shall have the right at any time, without notice to or consent of the Holders of the Notes, to designate a Wholly-Owned Subsidiary to assume, as co-obligor (in this Section, a “Co-Obligor”) on a joint and several basis with the Company, all obligations of the Company under the Indenture (insofar as it applies to the Notes) and the Notes, provided that:

(I)           by an indenture supplemental to the Indenture, executed and delivered to the Notes Trustee, in form satisfactory to the Notes Trustee, the Co-Obligor shall expressly assume, as co-obligor on a joint and several basis with the Company, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any), including the Redemption Price and Repayment Price, and interest on all the Notes and the performance of every covenant of the Indenture (insofar as it applies to the Notes) on the part of the Company to be performed or observed;

(II)           such supplemental indenture shall also provide that:

(i)        all payments made by the Co-Obligor under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed by or on behalf of the government of any jurisdiction in which the Co-Obligor is incorporated or has its principal place of business or from which it makes payment on or in respect of the Notes or by any authority or agency therein or thereof having the power to tax (in this Section, “Foreign Taxes”), unless the Co-Obligor is required to withhold or deduct any amount for or on account of Foreign Taxes by law or by the interpretation or administration thereof;

(ii)        if the Co-Obligor is so required to withhold or deduct any amount for or on account of Foreign Taxes from any payment made under or with respect to the Notes, the Co-Obligor will pay such additional amounts as may be necessary so that the net amount received by each Holder of Notes after such withholding or deduction will not be less than the amount the Holder of Notes would have received if such Foreign Taxes had not been withheld or deducted;

(iii)        immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(iv)        following such transaction, the Company shall not be discharged from its obligations and covenants under the Indenture and the Notes; and

(v)        the Company shall have delivered to the Notes Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such assumption and such supplemental indenture comply with this Section and that all conditions precedent provided for relating to such transaction have been complied with.

(B)      The obligations of the Co-Obligor under the Notes shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

(g)           Offer to Repurchase on Change of Control Triggering Event

(A)           If a Change of Control Triggering Event occurs, unless the Company has exercised its right to redeem the Notes, the Company will be required to make an offer to repurchase all, or, at the Holder’s option, any part (equal to C$1,000 or an integral multiple thereof), of each Holder’s Notes on the terms set forth in this Section 203(g) (in this Section, the “Change of Control Offer”). In the Change of Control Offer, the Company shall offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase (in this Section, the “Change of Control Payment”).

(B)           Within 30 days following any Change of Control Triggering Event, the Company shall mail a notice to each Holder, with a copy to the Notes Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (in this Section, the “Change of Control Payment Date”), pursuant to the procedures required by this Section 203(g) and described in such notice. The Company shall comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions under this Section 203(g), the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 203(g) by virtue of such conflict.

(C)           On the Change of Control Payment Date, the Company will, to the extent lawful:

(I)           accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(II)           deposit with the Notes Trustee an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(III)           deliver or cause to be delivered to the Notes Trustee the Notes properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

(D)                 The Notes Trustee will promptly mail to each Holder of properly tendered Notes the purchase price for such Notes, and the Notes Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of any such Note surrendered; provided that each new Note will be in a principal amount of C$1,000 and integral multiples thereof.

(E)      The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer that would be required to be made by the Company in connection with a Change of Control Triggering Event, and such third party purchases all Notes properly tendered and not withdrawn under its offer.

(h)           Additional Amounts

Section 1005 of the Original Indenture shall apply to the Notes.

(i)           Place of Payment

So long as the Notes are in global form, the Place of Payment for the Notes will be Toronto, Ontario.

(j)           Trustee

Pursuant to the Original Indenture, the Notes Trustee is hereby appointed as trustee and registrar of the Notes and the Notes Trustee hereby accepts such appointment.

ARTICLE III

RESTRICTIONS ON INDEBTEDNESS

Section 301.                      Asset Coverage Test

The Company will not incur, or permit any of its Subsidiaries to incur, any Indebtedness, other than Subordinated Indebtedness and Indebtedness permitted under Section 302 hereof, unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described in Section 303, (the “Indebtedness Percentage”) would be less than or equal to 65%.

Section 302.                      Permitted Indebtedness

Notwithstanding the foregoing limitation, the Company and any Subsidiary of the Company will be permitted to incur and issue the following types of Indebtedness:

(a)           Indebtedness of the Company owed to any of its Subsidiaries and Indebtedness of any Subsidiary of the Company owed to the Company and/or another Subsidiary of the Company provided, however, that the provisions of this subsection (a) will no longer be applicable:

(A) upon the subsequent transfer or other disposition by the Company or any of its Subsidiaries to any Person other than the Company or another of the Company’s Subsidiaries of such Indebtedness, to the amount of such Indebtedness that was so transferred or otherwise disposed of to such other Person; or

(B) in the case of Indebtedness of the Company owed to any of its Subsidiaries, upon the subsequent issuance or disposition of common shares (including, without limitation, by consolidation or merger) of such Subsidiary which results in such Subsidiary ceasing to be a Subsidiary of the Company (and thereby for this purpose a “third party”), to the amount of such Indebtedness equal to the product obtained by multiplying the amount of such Indebtedness by the percentage of common shares of the third party owned immediately after such issuance or disposition of such common shares by Persons other than the Company or one of its Subsidiaries, and, in each case, such amount of such Indebtedness will be deemed for the purpose of Section 301 to have been incurred at the time of such transfer, issuance or disposition; and

(b)           Indebtedness of the Company or any of its Subsidiaries which is incurred or the proceeds of which are used to renew, extend, repay, redeem, purchase, refinance or refund (each a “refinancing”) the Notes or any Indebtedness of the Company or any of its Subsidiaries outstanding on the date of this Second Supplemental Indenture or permitted to be incurred pursuant to this Second Supplemental Indenture provided, however, that:

(A) the Indebtedness which is incurred will not exceed the aggregate principal amount of all Indebtedness which is so refinanced at such time, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness which is so refinanced or the amount of any premium reasonably determined by the Company or the relevant Subsidiary as necessary to accomplish such refinancing by means of a tender offer or privately negotiated agreement, plus the expenses of the Company and the relevant Subsidiary incurred in connection with such refinancing; and

(B) the Indebtedness which is incurred, the proceeds of which are used to refinance the Notes or Indebtedness of the Company which ranks equally and rateably with the Notes or Indebtedness of the Company which is subordinate in right of payment to the Notes, will only be permitted if, in the case of any refinancing of the Notes or Indebtedness of the Company which ranks equally and rateably with the Notes, the Indebtedness which is incurred is made equal and rateable to the Notes or subordinated to the Notes and, in the case of any refinancing of the Indebtedness of the Company which is subordinate to the Notes, the Indebtedness which is incurred is made subordinate to the Notes at least to the same extent as such Indebtedness which is being so refinanced.

Section 303.                      Calculation of Indebtedness Percentage

For the purposes of Section 301, the Indebtedness Percentage will be calculated on a pro forma basis as at the date of the Company’s most recently published consolidated balance sheet (the “Balance Sheet Date”) giving effect to the incurrence of the Indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness of the Company or Aggregate Assets of the Company between the Balance Sheet Date and the date of calculation.

ARTICLE IV

EVENTS OF DEFAULT

Section 401.                      Events of Default

For the benefit of Holders of the Notes, the following Event of Default is added to Section 501 of the Original Indenture pursuant to clause (7) of the Original Indenture and shall be considered as clause (7) to Section 501 for all purposes of the Original Indenture:

(a)           The failure by the Company to comply with its obligations set forth in Section 203(g) of this Second Supplemental Indenture.

ARTICLE V

MISCELLANEOUS PROVISIONS

Section 501.                      Effect of Second Supplemental Indenture

(a)           This Second Supplemental Indenture is a supplemental indenture within the meaning of Section 901 of the Original Indenture, and the Original Indenture shall be read together with this Second Supplemental Indenture and shall have the same effect over the Notes in the same manner as if the provisions of the Original Indenture and this Second Supplemental Indenture were contained in the same instrument.

(b)           In all other respects, the Original Indenture is confirmed by the parties hereto as supplemented by the terms of this Second Supplemental Indenture.

Section 502.                      Effect of Headings and Table of Contents

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 503.                      Successors and Assigns

All covenants and agreements in this Second Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 504.                      Severability Clause

In case any provision in this Second Supplemental Indenture or in any Notes, as applicable, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 505.                      Interest Act

For purposes of the Interest Act (Canada), where interest is required to be calculated on the basis of a 360-day year (or any other period of less than a full year), the yearly rate of interest which is equivalent to such rate of interest for such period of less than one year may be determined by multiplying such rate of interest by a fraction, the numerator of which is the actual number of days in the year in which such interest is payable and the denominator of which is 360 (or the number of days in such period).

Section 506.                      Benefits of Indenture

Nothing in this Second Supplemental Indenture or in the Notes, as the case may be, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Security Registrar and their successors hereunder, the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this Second Supplemental Indenture. This Second Supplemental Indenture is solely for the benefit of the Holders of the Notes.

Section 507.                      Counterparts

This Second Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. Counterparts may be executed either in original or faxed form and the parties hereto adopt any signatures received by a receiving fax machine as the original signature of such party.

Section 508.                      Acceptance of Trusts

The Notes Trustee hereby accepts the trusts in this Second Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in the Indenture and in trust for the Holders of the Notes from time to time, subject to the terms and conditions of the Indenture. The Notes Trustee makes no representation as to the validity or sufficiency of this Second Supplemental Indenture.

Section 509.                      Effective Time

This Second Supplemental Indenture shall become effective upon the execution and delivery of this Second Supplemental Indenture by the Company and the Notes Trustee.

Section 510.                      Governing Law

This Second Supplemental Indenture and the Notes shall be governed by and construed in accordance with the law of the State of New York. This Second Supplemental Indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions, but without giving effect to the applicable principles of conflict of law to the extent that the application of the law of another jurisdiction would be required thereby.

*      *      *      *     *

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed, all as of the day and year first written above.

BROOKFIELD OFFICE PROPERTIES INC.,
as Issuer

By:	/s/ Michelle Campbell
	Name:	Michelle Campbell
	Title:	Vice President, Compliance

BNY TRUST COMPANY OF CANADA,
as Trustee

By:	/s/ Moran Chiu
	Name:	Moran Chiu
	Title:	Authorized Signatory

EXHIBIT I

(Form of Global Notes)

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Brookfield Office Properties Inc. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

BROOKFIELD OFFICE PROPERTIES INC.

4.30% Senior Unsecured Notes due 2017

No. A-1
C$200,000,000
CUSIP : 112900AF2

ISIN : CA 112900AF25

BROOKFIELD OFFICE PROPERTIES INC., a corporation duly organized and existing under the laws of Canada (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CDS & Co., or its registered assigns, the principal sum of C$200,000,000 (TWO HUNDRED MILLION CANADIAN DOLLARS) on January 17, 2017, at the office or agency of the Corporation referred to below, and to pay interest thereon on July 17, 2012 and semi-annually thereafter, on January 17 and July 17 in each year, from January 17, 2013, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, to but excluding the next Interest Payment Date, at the rate of 4.30% per annum, calculated semi-annually in arrears (where the amount of each semi-annual interest payment is determined by multiplying the outstanding principal balance of the Securities by 0.043/2), until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to but excluding the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be January 2 or July 2 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed and attested.

Dated:	January 17, 2012
BROOKFIELD OFFICE PROPERTIES INC.

By:
Name:
Title:

Attest:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated as the 4.30 % Senior Unsecured Notes due 2017, and issued under the Indenture as described herein.

BNY TRUST COMPANY OF CANADA,
as Trustee

Dated : January 17, 2012	By:
Authorized Officer

THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY CERTIFIED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Corporation designated as its 4.30% Senior Unsecured Notes due 2017 (herein called the “Securities”) issued under an indenture dated as of December 8, 2009 (herein called the “Original Indenture”) between the Corporation and The Bank of New York Mellon, as trustee (herein called the “Original Trustee”), a First Supplemental Indenture among the Corporation, the Original Trustee and BNY Trust Company of Canada, as additional trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), dated as of January 17, 2012 and a Second Supplemental Indenture between the Corporation and the Trustee, dated as of January 17, 2012 (the “Second Supplemental Indenture,” and collectively referred to herein as, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing C$200,000,000 aggregate principal amount of the Securities.

The Securities will be direct, unsecured obligations of the Corporation and will not be guaranteed. The Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Corporation.

Payment of the principal of (and premium, if any, on) and interest on this Security will be made at the office or agency of the Corporation maintained or caused to be maintained for that purpose in Toronto, Ontario or at such other office or agency of the Corporation as may be maintained or caused to be maintained for such purpose, in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of the principal (and premium, if any) and interest may be made at the option of the Corporation (a) by cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) by wire transfer to an account maintained by the payee located in the United States or Canada; provided, that principal paid in relation to any Security, redeemed at the option of the Corporation or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

This Security is not subject to any sinking fund.

The Securities are subject to redemption upon not less than 30 days’ and not more than 60 days’ notice, at any time, as a whole or in part, at the election of the Corporation at a Redemption Price which is equal to the greater of (a) the Canada Yield Price and (b) par, in each case together with accrued and unpaid interest to the Redemption Date, all as provided in the Indenture. Such accrued interest and the Redemption Price will be calculated on the basis of a 365-day year. Unless the Corporation defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the Securities or the portions thereof called for redemption.

“Canada Yield Price” means a price equal to the price of the Securities (or the portion thereof to be redeemed) calculated to provide a yield to maturity, equal to the sum of the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the third Business Day preceding the Redemption Date, plus 75 basis points.

“Government of Canada Yield” means, on any date, with respect to any Securities, the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada bonds denominated in Canadian dollars would carry if issued in Canada at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to maturity of such Securities. The Government of Canada Yield will be the average (rounded to four decimal points) of the bid-side yields provided by the Investment Dealers in accordance with the terms of the Second Supplemental Indenture.

“Investment Dealers” means two investment dealers selected by the Corporation, who are independent of the Corporation and are each members of the Investment Industry Regulatory Organization of Canada (“IIROC”) (or if IIROC shall cease to exist, such other independent investment dealer as the Corporation may select), which Investment Dealers shall be retained by and at the cost of the Corporation to determine the Government of Canada Yield. The two investment dealers shall be, unless the Corporation determines otherwise, CIBC World Markets Inc. and Scotia Capital Inc.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities of record at the close of business on the relevant Record Date referred to on the face hereof. Securities (or portions thereof) for whose redemption provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If a Change of Control Triggering Event (as defined in the Second Supplemental Indenture) occurs, unless the Corporation has exercised its right to redeem the Securities, the Corporation will be required to make an offer to repurchase the Securities on the terms and subject to the conditions set forth in Section 203(g) of the Second Supplemental Indenture except that the Corporation will not be required to make such an offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer that would be required to be made by the Corporation in connection with a Change of Control Triggering Event, and such third party purchases all Securities properly tendered and not withdrawn under its offer.

If an Event of Default shall occur and be continuing, the principal of the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

In addition to the Events of Default provided for in the Indenture, the failure by the Corporation to comply with its obligations set forth in Section 203(g) of the Second Supplemental Indenture will constitute an Event of Default with respect to the Securities.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, in each case upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Corporation has the right at any time, without notice to or consent of the Holders, to designate one of its Wholly-Owned Subsidiaries (as defined in the Second Supplemental Indenture) to assume, as co-obligor (“Co-Obligor”) on a joint and several basis with the Corporation, all obligations of the Corporation under the Indenture (insofar as it applies to the Securities) and the Securities, provided that the conditions set out in the Indenture are satisfied. The obligations of the Co-Obligor under the Securities shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of such series affected thereby under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

The Corporation may from time to time, without notice to or the consent of the Holders, create and issue further Securities ranking pari passu with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities or except for the first payment of interest following the issue date of the Securities) and so that such further Securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the office or agency of the Corporation maintained or caused to be maintained for such purpose in the Province of Ontario or at a central register maintained by the Trustee at the Corporate Trust Office in Toronto, Ontario, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of C$1,000 and integral multiples thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith, other than certain exchanges as specified in the Indenture.

Prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee or any agent shall be affected by notice to the contrary.

If at any time, (a) the Depositary notifies the Corporation that it is unwilling or unable or no longer qualifies to continue as Depositary and a successor depositary is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such condition, as the case may be, or (b) the Corporation determines that the Securities shall no longer be represented by a global Security or Securities, then in such event the Corporation will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. Such Securities in definitive registered form shall be registered in such names and issued in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

Any money that the Corporation deposits with the Trustee or held by the Corporation in trust for the payment of principal of (or premium, if any) or any interest on the Securities that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to the Corporation upon the Corporation’s request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from the Corporation.

The Corporation’s obligation to pay the principal of (or premium, if any) and interest on the Securities will cease if the Securities are not presented for payment within a period of ten years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture. If any provision of this Security shall conflict with any provision of the Indenture, the provision of the Indenture shall govern.